Exhibit 17.1

OBJECT: LETTER OF RESIGNATION

NEXTMART, INC., I am hereby tendering my resignation as CEO and any other Positions held with Nextmart, Inc. effective immediately, and wish to advise you that November 19, 2020 will be my last day of employment. I will of course assist you in any way possible in training my replacement and ensuring all impending matters are passed on to the appropriate people.

I would like to thank you for the experience of having worked for NEXTMART Inc. However, I feel it is in my best interest, and in the best interest of the Company that I resign.

Best wishes for your continued success,

/s/ Daniel Sobolewski

Daniel Sobolewski, Resigning CEO

11-19-2020